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June 26, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Grzeskiewicz, Division of Investment Management

Re:	ALPS ETF Trust

File Nos. 333-148826, 811-22175

Dear Mr. Grzeskiewicz:

Thank you for your comments regarding Post-Effective Amendment No. 221 to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”) relating to the ALPS Enhanced Put Write Strategy ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2015. Below, we summarize the comments from the staff of the Commission (the “Staff”) provided by you to Dechert LLP, describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 248 to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR on or about June 26, 2015.

General Comments

Comment 1	Please confirm supplementally how the Fund intends to comply with Rule 35d-1, or why Rule 35d-1 does not apply to the Fund.

Response 1: Rule 35d-1 does not apply to the Fund. Rule 35d-1 requires those funds with a name that suggests guarantee or approval by the U.S. government, investment in certain investments or industries, investment in certain countries or geographic regions, or investments that are tax-exempt, to adopt an 80% investment policy as set forth in the rule. Because the Fund’s name, ALPS Enhanced Put Write Strategy ETF, does not suggest that the Fund focuses its investments in a particular type of investment, nor any other focus that would subject the Fund to Rule 35d-1, the Fund is not required to adopt an 80% investment policy pursuant to the rule. “Enhanced Put Write Strategy,” as used in the Fund’s name, suggests that the Fund employs a strategy of writing put options, not that the Fund focuses in a particular type of investment. Because writing put options is a strategy, and not a particular type of investment, the Fund’s name does not subject the Fund to the requirements of Rule 35d-1.

June 26, 2015 Page 2

Prospectus Comments

Comment 2	The Fund’s investment objective is “seeks total return, with an emphasis on income as the source of that total return.” Please disclose whether total return implies growth as well as income.

Response 2: We respectfully submit that “total return” is a commonly understood metric that refers to a fund’s actual rate of return inclusive of all interest, dividends and distributions (i.e., income) and capital gains (i.e., capital appreciation) realized over a given time period. The Fund’s investment objective is intended to emphasize that the Fund will seek total return primarily from income as opposed to capital appreciation. Accordingly, no changes have been made to the Fund’s investment objective.

Comment 3

Please revise the summary section to clarify why the adviser/sub-adviser selected this strategy, what the strategy is intended to do, and to make the Principal Investment Strategies more easily comprehensible to retail investors.

Response 3: The summary section has been revised accordingly. In particular, a new section “Overview of Principal Investment Strategies” has been added immediately prior to the “Description of Principal Strategies” (formerly, “Principal Investment Strategies”) section. Additional conforming edits to the remainder of the summary section and statutory prospectus have been incorporated in consideration of this comment.

Comment 4	Please represent supplementally that the Fund’s strategy is permissible under the Trust’s current exemptive relief.

Response 4: We hereby confirm that the Trust will be relying on its existing exemptive relief to offer the Fund. See Investment Company Act Rel. No. 30519 (May 14, 2013) (Notice) and Investment Company Act Rel. No. 30553 (June 11, 2013) (Order).

Comment 5

Please disclose how strike prices of options on SPY are determined. Will the strike prices be staggered if purchased at different points during the 30-day period? Will any options remain open for more than 30 days?

Response 5: As disclosed in the “Additional Information about Principal Investment Strategies” section of the prospectus, all put options sold by the Fund

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are struck “at-the-money,” which means they are sold with a strike price equal to the market price of the underlying shares of SPY at the time of sale. Put options are typically sold on a monthly basis, usually the third Friday of the month, and will expire (or be exercised) within one month. In addition to the foregoing, the Fund may engage in opportunistic “put spread” and “call spread” strategies, which are discussed separately in the same section of the prospectus.

Comment 6	For the purpose of determining the cash component for creation units, are strike prices the same for all Authorized Participants who purchase shares of the Fund during a 30 day period?

Response 6: The Fund will generally issue and redeem Creation Units principally for cash. Authorized Participants may purchase Creation Units based on the next calculated net asset value of the Fund’s shares. The Fund does not anticipate transacting in Creation Units on an in-kind basis that would involve determination of a “cash component.”

Comment 7

With respect to “Equity Risk” in the “Principal Investment Risks” section, please confirm (i) whether this risk disclosure covers buying shares of SPDR S&P 500 ETF Trust (“SPY”) underlying the option and (ii) what happens if the put is exercised before 30 days.

Response 7: We hereby confirm that this disclosure is intended to address the risk of potentially holding shares of SPY, the security underlying the put options sold by the Fund. If a put option sold by the Fund is exercised prior to expiration, the Fund will buy the shares of SPY underlying the option at the time of exercise and at the strike price, and will hold such shares of SPY until the market close on the day the option expires. Accordingly, the Fund will be subject to Equity Risk, in part, due to its holding of shares of SPY, for up to 30 days per monthly cycle, following the exercise of any put options sold by the Fund during a monthly cycle.

Comment 8

Please confirm that the reference to “earmarking” in the “Put Option Risk” in the “Principal Investment Risks” section is equivalent to asset coverage of the Fund’s potential liabilities. Please also confirm whether the Fund’s asset coverage will cover the full notional value of the put option.

Response 8: We hereby confirm that the reference to earmarking in “Put Option Risk” refers to the Fund’s asset coverage obligations in accordance with applicable SEC interpretations under Section 18 of the 1940 Act. The Fund will earmark (or segregate) sufficient liquid assets to cover its obligations under each option on a daily mark-to-market basis.

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Comment 9	Please include a summary of the “Who Should Invest” section in the summary section of the Fund’s prospectus.

Response 9: Although the “Who Should Invest” section has been deleted, certain portions of the section have been retained and incorporated into the summary section of the prospectus.

Comment 10

In the “Additional Information about Principal Investment Strategies,” the Fund discloses: “With respect to no more than 20% of the Fund’s assets, the Fund may engage in certain opportunistic ‘put spread’ and ‘call spread’ strategies.” To the extent that this is a principal investment strategy, please disclose this in the summary section.

Response 10: The Description of Principal Investment Strategies has been revised accordingly.

Comment 11

In the “Additional Information about Principal Investment Strategies,” the Fund discloses: “[T]he Fund may buy back certain of its written put options prior to expiration in order to sell new longer-dated options that will remain open past the one-month period of the original option.” If the Fund may sell put options that remain open for more than one month, please disclose this.

Response 11: The Fund does not intend to sell put options that may remain open for more than one month. The disclosure cited by the Staff’s comment refers to an opportunistic strategy wherein the Fund may buy back certain put options prior to expiration so that the Fund may sell new put options that will remain open past the expiration date of the repurchased put options.

Comment 12

The “Portfolio Management” section states that Kevin Rich developed and launched the first futures-backed commodity ETF in the U.S. in February of 2006. Please confirm whether he did this on his own or, if not, please disclose the name of the firm that he was working for at the time.

Response 12: As currently disclosed in this section of the prospectus, Kevin Rich worked at Deutsche Bank AG at the time he developed the futures-backed commodity ETF in 2006. The disclosure has been revised to clarify that Mr. Rich led a team that developed this and similar products.

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Statement of Additional Information Comment

Comment 13

Please ensure that if any investment practices that are discussed in the Statement of Additional Information could be considered material or might affect an investor’s decision to invest in the Fund, then such practices are also included in the prospectus.

Response 13: We do so confirm.

* * * * * * * *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669. Thank you.

Best regards,

/s/ Jeremy Senderowicz